[redacted]

14049132

mk

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 07 2014
REGISTRATIONS BRANCH
19

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 21620

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Butler Muni, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3160 Crow Canyon Road, Suite 270
(No. and Street)

San Ramon	California	94583
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dane Larsen — 925.287.9033 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	California	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KH 3/28

OATH OR AFFIRMATION

I, Dane Larsen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Butler Muni, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of Contra Costa
Subscribed and sworn to (or affirmed) before me on this 21st day of Jan., 2014 by Dane Larsen proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Notary Public

Signature

MANAGING MEMBER
Title

SARA L. WHITACRE
Commission # 1989934
Notary Public - California
Contra Costa County
My Comm. Expires Sep 28, 2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 07 2014
REGISTRATIONS BRANCH
19

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 21620

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Butler Muni, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3160 Crow Canyon Road, Suite 270
(No. and Street)

San Ramon (City) California (State) 94583 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dane Larsen 925.287.9033
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) California (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Dane Larsen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Butler Muni, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of Contra Costa
Subscribed and sworn to (or affirmed) before me on this 21st day of Jan., 2014 by Dane Larsen proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Notary Public

Signature

Managing Member
Title

SARA L. WHITACRE
Commission # 1989934
Notary Public - California
Contra Costa County
My Comm. Expires Sep 28, 2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Board of Directors
Butler Muni, LLC:

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Butler Muni, LLC, (the Company) as of December 31, 2013, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 fax 818.886.1924 web www.baicpa.com
Los Angeles Chicago New York Oakland Seattle

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Butler Muni, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
February 27, 2014

Butler Muni, LLC
Statement of Financial Condition
December 31, 2013

Assets

Cash	$ 897,439
Deposit with clearing organization	110,687
Commissions receivable	18,847
Investment (Note 8)	75,000
Prepaid expenses	35,400
Deposits	15,951
Receivable from affiliate	6,000
Total assets	$1,159,324

Liabilities and Member's Equity

Accounts payable and accrued liabilities	$ 497,488
LLC fee payable	1,600
Total liabilities	499,088
Commitments and contingencies (Note 6)	--
Member's equity	660,236
Total liabilities and member's equity	$1,159,324

The accompanying notes are an integral part of these financial statements.

Butler Muni, LLC
Statement of Income
For the Year Ended December 31, 2013

Revenue

Commission	$4,468,329
Management fee	6,000
Interest	756
Total revenue	4,475,085

Expenses

Employee compensation and benefits	2,898,640
Communications	399,393
Promotional	267,445
Securities clearance	204,661
Occupancy	175,703
Professional fees and other	41,177
Regulatory	24,005
Total expenses	4,011,024
Income before LLC tax and fee	464,061
LLC tax and fee (Note 3)	1,700
Net income	$ 462,361

The accompanying notes are an integral part of these financial statements.

Butler Muni, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2013

	Member's equity
Balance at December 31, 2012	$910,732
Member's distributions	(712,857)
Net income	462,361
Balance at December 31, 2013	$660,236

The accompanying notes are an integral part of these financial statements.

Butler Muni, LLC
Statement of Cash Flows
For the Year Ended December 31, 2013

Cash flow from operating activities:		
Net income		$462,361
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
(Increase) decrease in assets:		
Deposit with clearing organization	$ (22)	
Commission receivable	11,370	
Accounts receivable	25,000	
Receivable from affiliate	(6,000)	
Prepaid expenses	1,650	
Deposits	(1)	
Increase (decrease) in liabilities:		
Accounts payable and accrued liabilities	(182,106)	
Total adjustments		(150,109)
Net cash provided by (used in) operating activities		312,252
Net cash provided by (used in) investing activities		
Investment pursuant to Expense Contribution Agreement		(75,000)
Cash flow from financing activities		
Capital distributions		(712,857)
Net increase (decrease) in cash		(475,605)
Cash at beginning of year		1,373,044
Cash at end of year		$ 897,439
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest		$ 21
LLC tax and fee		1,700

The accompanying notes are an integral part of these financial statements.

Butler Muni, LLC
Notes to Financial Statements
December 31, 2013

Note 1: BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

General

Butler Muni LLC (the "Company" or the "LLC") formed effective November 2008 as a California limited liability company and succeeded to and continued the business of Butler Larsen Pierce & Company Inc. (INC), which incorporated in California as K. R. Butler Incorporated on March 10, 1977. The Company is a municipal securities broker's broker registered with the Securities and Exchange Commission (SEC), regulated by the Financial Industry Regulatory Authority Inc. (FINRA) and subject to rules promulgated by the Municipal Securities Rulemaking Board (MSRB).

The Company arranges simultaneous principal purchase and sale transactions in municipal securities. Commission revenue results from the spread between sale and purchase prices for the traded municipal securities. LLC records commission revenue on trade-date basis.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Cash and cash equivalents consist of amounts on deposit with a commercial bank and available within 90 days of demand.

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 26, 2014, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 2: DEPOSIT WITH CLEARING ORGANIZATION

The Company has a clearing agreement with Southwest Securities, Inc. ("Clearing Broker") to carry its account and the accounts of its clients as clients of the Clearing Broker. The Clearing Broker requires the Company to maintain a minimum $100,000 deposit with the Clearing Broker, which serves as collateral for any counter-party risk related to Clearing Broker fails to receive and/or fails to deliver on securities transactions executed on behalf of the Company. Interest is paid monthly on the clearing deposit at the average overnight repurchase rate. The balance at December 31, 2013 was $110,687.

Note 3: INCOME TAXES

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

Management of LLC considers certain tax positions taken by LLC. A tax position is a position taken in a previously filed tax return or a position management of LLC expects to take in a future tax return that figures in measuring current or deferred income tax assets and liabilities for interim or annual periods. A tax position can result in permanent reduction in income taxes payable, a deferral of income taxes otherwise currently payable to future years or a change in the expected ability to realize deferred tax assets. A tax position also encompasses, but is not limited to:

1. A decision not to file tax return
2. An allocation or a shift of income between jurisdictions
3. The characterization of income or decision to exclude reporting taxable income in a return
4. A decision to classify transaction, entity or other position in tax return as tax exempt
5. The status of an entity, including its status as a pass-through or tax-exempt entity

Evaluating a tax position requires management of LLC to determine for each tax position, whether it is more likely than not that upon examination by taxing authorities such authorities will uphold the tax position and for each more-likely-than-not tax position determine the

highest benefit with more than 50% likelihood of realization upon ultimate settlement Accordingly it is possible that tax positions taken on tax returns and related amounts recognized herein could vary.

As discussed above, the Company operates as a single member limited liability company treated as a pass-through entity for tax purposes. As such, the Company itself is only subject to a variable limited liability company fee based on California gross receipts ($900 for the 2013 tax year), and an annual LLC tax of $800. The Company files its LLC tax return using the accrual method of accounting.

LLC files tax returns in the state of California. LLC recognizes interest and penalties related to income taxes and tax positions with interest and income tax expense respectively. As of and for the year ended December 31, 2013, interest and penalties related to income taxes and tax positions were not material. As of December 31, 2013, management of LLC believes that there are no tax positions of LLC where it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within the year ending December 31, 2014.

As of December 31, 2013, open tax periods subject to future examination by taxing authorities cover periods from January 1, 2009 through December 31, 2013.

Note 4: PENSION PLAN

LLC maintains defined contribution profit sharing plan (Plan) for the benefit of its employees. Eligible employees may defer a percentage of their compensation into the Plan. LLC may also contribute to the Plan at its discretion. During the year ended December 31, 2013, LLC did not contribute to the Plan.

Note 5: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading activities in which counter-parties include broker-dealers, and dealer departments of banks and other financial institutions. In the event counter- parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

LLC operates nationally principally through offices in San Ramon California and Hoboken New Jersey. During the year ended December 31, 2013, commission revenue generated by trading activity with one customer totaled approximately 12% of total commission revenue. During the year ended December 31, 2013, commission revenue generated by trading activity by three brokers, each exceeding 10%, totaled approximately 47% of total commission revenue.

Note 6: COMMITMENTS AND CONTINGENCIES

Commitments

INC and LLC lease office space under various non-cancelable operating leases that expire variously through February 28, 2015. As part of the formation of LLC under an informal agreement LLC subleases office space from INC.

Rent expense during the year ended December 31 2013 including certain escalation charges, storage, parking, and operating expense shares, totaled $140,059. At December 31, 2013, the Company had recorded a deferred rental liability of $9,075.

At December 31, 2013, the minimum annual lease payments are as follows:

Year ending December 31, 2014	$136,483
Year ending December 31, 2015	16,828
Years ending December 31, 2016 and thereafter	-
Total	$153,311

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are I insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended December 31, 2013, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable. LLC in the normal course of its business may be named in matters arising from its activities as a brokers' broker. In the opinion of management based upon discussions with legal counsel the resolution of any matters will not have material adverse effect on the financial condition of LLC.

Note 7: NET CAPITAL REQUIREMENT

As a registered municipal securities brokers' broker, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. That Rule requires the maintenance of minimum net capital, as defined, equivalent to the greater of $150,000 or 6 2/3% of aggregate indebtedness, as defined, and a ratio of aggregate indebtedness to net capital of less than 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2013, the Company had net capital of $527,885 which was $377,885 in excess of its required net capital, and the Company's ratio of aggregate indebtedness to net capital was 0.95 to 1, which was less than the maximum allowable.

Note 8: INVESTMENT

In 2013, the Company contributed $75,000 to a non-interest bearing escrow account in connection with an Expense Contribution Agreement intended to finance the establishment of a business entity that would license and distribute certain municipal market pricing data.

Note 9: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs")

For the year ending December 31, 2013, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

ASU Number	Title	Effective Date
2011-05	Comprehensive Income (Topic 220): Presentation of Comprehensive Income *(June 2011).*	After 12/15/11
2011-11	Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities *(December 2011).*	After 01/01/13
2011-12	Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 *(December 2011).*	After 12/15/11
2013-02	Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income *(February 2013)*	After 12/15/13
2013-11	Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists *(July 2013).*	After 12/15/13

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Butler Muni, LLC
Schedule I - Computation of Net Capital
December 31, 2013

Computation of net capital		
Member's equity	$ 660,236	
Total member's equity		$ 660,236
Less Non-allowable assets:		
Receivable from affiliate	(6,000)	
Investment	(75,000)	
Prepaid expenses	(35,400)	
Deposits	(15,951)	
Total non-allowable assets		(132,351)
Net capital		527,885
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 33,273	
Minimum dollar net capital required	$ 150,000	
Net capital required (greater of above)		(150,000)
Excess net capital		$ 377,885
Ratio of aggregate indebtedness to net capital	0.95 : 1	

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2013.

See independent auditor's report

Butler Muni, LLC
Schedule I - Computation for the Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2013

A computation of reserve requirements is not applicable to Butler Muni, LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

See independent auditor's report

Butler Muni, LLC
Schedule III - Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3
As of December 31, 2013

Information relating to possession or control requirements is not applicable to Butler Muni, LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

See independent auditor's report

Butler Muni, LLC

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to Rule 17a-5

For the Year Ended December 31, 2013

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Butler Muni, LLC:

In planning and performing our audit of the financial statements of Butler Muni, LLC (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Control deficiencies are noted below under material weaknesses.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

The size of the business and the resultant limited number of employees imposes the practical limitations on the effectiveness of those internal control policies and procedures that depends on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
February 27, 2014

Butler Muni, LLC

Report on the SIPC Annual Assessment

Pursuant to Rule 17a-5 (e) 4

For the Year Ended December 31, 2013

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Butler Muni, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Butler Muni, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Butler Muni, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Butler Muni, LLC's management is responsible Butler Muni, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries contained in the client general ledger noting no differences;

2. Compared amounts reported on the unaudited Form X-17A-5 for the year ended December 31, 2013, with the amounts reported in General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with client prepared supporting schedules and working papers contained in our "A" work papers noting no differences;

4. Proved the arithmetical accuracy of the calculations in the Form SIPC-7 and in the related schedules and working papers prepared by Butler Muni, LLC supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants
Chicago, Illinois
February 27, 2014

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

Butler Muni, LLC
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2013

		Amount
Total assessment	$	10,661
SIPC-6 general assessment Payment made on July 29, 2013		(5,248)
SIPC-7 general assessment Payment made on February 5, 2014		(5,413)
Total assessment balance (overpayment carried forward)	$	-